UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 21, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____              Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 21, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

External Announcement	Date: November 21, 2011
11-54-TR

Teck Announces Senior Management Changes

Vancouver, BC - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today a number of senior management changes.

Doug Horswill will step down from his role as Senior Vice President, Sustainability and External Affairs to begin a staged process towards retirement after 20 years in the senior management ranks of the company. Effective January 1, 2012, Doug will work half-time as Senior Vice President with responsibility for the further development of our Zinc and Health program, our sustainability programs related to water and other international initiatives.

Mike Agg, Senior Vice President, Zinc will retire during the summer of 2012 after 32 years with the company. Following the appointment of his successor on March 1, 2012, and until his retirement, Mike will focus on key operational issues within the company and will be involved in a number of other activities including our material stewardship initiatives.

After 20 years with Teck, Jim Utley has also decided to step down as Vice President, Human Resources effective December 1, 2011.  Jim has been instrumental in raising the standards and quality of our human resource programs and he will continue to support Teck as the company’s representative on the Standing Committee of the Mining Industry Human Resource Council and its work to create a new Canadian Mining Certification program.

"On behalf of Teck I want to thank these individuals for their outstanding commitment to the company and the industry over the course of their careers," said Don Lindsay, President and CEO.  "They embody the values of our organization and we are grateful for the significant contribution they have made."

The following senior management appointments have been made:

Marcia Smith, currently Vice President, Corporate Affairs becomes Senior Vice President, Sustainability and External Affairs, effective January 1, 2012.

Rob Scott, currently Vice President, Operational Excellence becomes Senior Vice President, Zinc, effective March 1, 2012.

Graham Foyle-Twining will join Teck, effective December 1, 2011 as Vice President, Human Resources. Graham joins us most recently from Walter Energy where he has been Global Head of Human Resources and Organizational Development.

Ray Reipas, currently Vice President, Energy becomes Senior Vice President, Energy, effective immediately to lead us in our new phase of growth in our energy business unit.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Emily Hamer
Senior Communications Specialist
Tel. 604.699.4306
emily.hamer@teck.com

Investor Contact:
Greg Waller
VP, Investor Relations and Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com